Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following is a slide presentation made publicly available by The Williams Companies, Inc., Williams Partners L.P., and Access Midstream Partners, L.P. in connection with the announcement of financial results for the quarter ended September 30, 2014.

Williams, Williams Partners and

Access Midstream Partners Third Quarter 2014 Earnings

October 30, 2014

We make energy happen.®

Presentation overview

- WPZ 3Q results in line with our expectations:
  - Lower results vs. normal, expanded operations due to Geismar outage (lost opportunity of ~$200MM)
  - Seasonally higher maintenance capital, as expected
- Strong 3Q for ACMP on record volumes
- WPZ expecting nearly $1 billion in annual cash flow from projects nearing in-service:
  - Expect improved results in 4Q and 2015 as we place major projects into service in November and December
  - Gulfstar One (November), expanded Geismar (November), Keathley Canyon Connector (December)
- Continuing string of major Transco expansion projects, prospects
- WPZ/ACMP merger agreement finalized; creating industry leading MLP
  - Expect to close early '15 – targeting January

2 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We make energy happen.®

WPZ 3Q DCF impacted by Geismar downtime; 3Q ACMP DCF shows strong 42% growth

WMB expects $521 million in MLP cash distributions

WPZ 3Q vs. prior year

- Distributable Cash Flow $367 million
  - Fee-based revenues up $35 million to $756 million
  - 108% higher distributions from equity investees, up $37 million to $71 million
    - Blue Racer, LMM, Discovery all higher
- Adjusted segment profit + DD&A $575 million
- 3Q'14 includes no contribution from Geismar (lost opportunity of ~$200MM)

ACMP 3Q vs. prior year

- 42% higher Adjusted Distributable Cash Flow, up $72 million to $244 million
- 20% higher fee-based revenues, up $53 million to $314 million

WMB 3Q vs. prior year

- Adjusted Segment Profit + DD&A
  - 36% higher, up $221 million to $838 million
  - Includes effect of consolidating ACMP beginning 3Q'14
- MLP Cash distributions in November:
  - Williams Partners, $438 million
  - ACMP, $83 million, including higher ownership interest
- WMB NGL & Petchem Services
  - Segment only includes development projects expected to be dropped down to WPZ in late 2014 or early 2015

Adjusted Segment Profit + DD&A, Distributable Cash Flow and Adjusted Distributable Cash Flow (DCF) are non-GAAP measures. Reconciliations to the most relevant measures included in GAAP are provided in this presentation and on ACMP's website.

3 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We make energy happen.®

ACMP: continued record volumes and strong financial performance

3Q results vs. prior year

- Adjusted EBITDA of $319 million, up 40%
- Adjusted DCF of $244 million, up 42%
- Adjusted cash distribution coverage of 1.67x
- Distribution increase to $0.615, up 15%

3Q operational highlights

- Over 6 Bcf/d – gross volume record – September 2014
- CHK/SWN transaction strengthens CHK credit and reduces CHK concentration; SWN becomes a growth-motivated, new ACMP customer with strong credit profile
- UEO Leesville Processing Plant – train one online EOY 2014 and train two online EOY 2015
- Niobrara Bucking Horse Processing Plant – online EOY 2014

3Q gathering volumes and capital expenditures

- Total net volume of 4.1 Bcf/d, up 9%; 3Q capex of $272 million and YTD capex of $911 million
  - Marcellus - 1.2 Bcf/d, up 12%; 3Q capex of $56 million and YTD capex of $143 million
  - Eagle Ford - 348 MMcf/d, up 18%; 3Q capex of $33 million and YTD capex of $157 million
  - Utica - 418 MMcf/d, up ~200%; 3Q capex of $88 million and YTD capex of $362 million

Adjusted EBITDA, Adjusted Distributable Cash Flow (DCF) and Adjusted Cash Distribution Coverage ratio are non-GAAP measures. Reconciliations to the most relevant measures included in GAAP are provided on ACMP's website.

4 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We make energy happen.®

WPZ: Large-scale, value-creating projects ready to contribute; many more to come

Near-Term Growth Drivers

- Expecting nearly $1 billion of annual cash flows coming from projects starting up in 4Q
  - Gulfstar One
  - Geismar expansion
  - Keathley Canyon Connector

Recent Milestones

- Geismar restart
  - All construction complete
  - Startup procedures underway
  - Expect ethylene sales at expanded production in November
- Several new OVM projects placed in service
- Laurel Mountain Midstream interest now 69%
- Gulfstar One turned over to producer for first-oil
- Keathley Canyon mechanically complete; expect 4Q first production
- Constitution Pipeline progress; FERC issues final EIS
- Transco's industry-leading market and supply growth
  - Two major new open seasons
  - South LA methanol project
  - Rockaway Lateral project construction progressing

5 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We make energy happen.®

Nearly $30 Billion in WPZ/ACMP committed plus potential capital projects 2014-19

*WMB projects expected to be dropped down to WPZ in late 2014 to early 2015

TARGET IN-SERVICE DATES FOR VISIBLE GROWTH PROJECTS

2014
- ✓ NE: Frac II
- ✓ NE: ethane line & de-ethanizer
- ✓ NE: Other facilities
- ✓ Gulfstar One
- ✓ NE: Oak Grove TXP I
- > Keathley Canyon Connector
- > Geismar Expansion

2015
- > Rockaway Lateral
- > Constitution Pipeline[1]
- > Leidy SE
- > Virginia Southside
- > Kodiak
- > Northeast G&P
- > Mobile Bay South III

- > CNRL Offgas Processing*
- > Gulf Coast Petchem Services*

2016
- > Gunflint
- > Northeast G&P
- > Parachute Plant Expansion

2017
- > Atlantic Sunrise
- > Dalton Lateral
- > Hillabee Phase 1
- > Northeast G&P
- > Gulf Trace
- > Garden State

2017+
- > Northeast G&P
- > Sabal Trail ownership option
- > Transco – numerous other expansions
- > Gulfstar FPS and pipelines – U.S., PEMEX
- > Gulf of Mexico – other oil-driven services
- > Pacific Connector and other NWP projects

- > Canadian PDH 1&2*
- > Syncrude Offgas Processing*
- > Geismar 2*

In progress
Potential/under negotiation

Plus $4 billion[2] ACMP Growth Capex

1. Constitution Pipeline expected in-service date range is late 2015 to 2016. 2. ACMP growth capex range is $3.675 billion to $4.075 billion.

6 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.

Transco’s proposed Appalachian Connector project creates direct access to major Transco system markets

Oak Grove

Clarington Fort Beeler

Natrium River Road

Transco’s Proposed

Strong response to Appalachian Connector

Project

open season;

negotiating precedent

agreements 165

155

Capacity: ~2 Bcf/d

Target in-service:

Late 2018 140

125

85 100

65

7 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

ACMP/WPZ merger will create leading, large-cap natural gas MLP

Expected 2015 adjusted EBITDA of approximately $5 billion

Expected

Expect $3.65 per unit distribution from merged MLP in 2015, up 50% and 30%, respectively, from

Benefits ACMP’s 2Q 2014 distribution and 2015 distribution guidance1

Best-in-class distribution growth rate of 10-12% through 2017 with strong distribution coverage ratio

Financial estimated to be approximately at or above 1.1x or an aggregate of $1.1 billion of excess cash flow through 2017

Expected strong investment-grade credit ratings with limited equity needs in current business plan

Expected Creates one of the largest MLPs with leading positions across the three key components of the midstream sector:

Benefits Natural Gas Pipelines: Transco, Northwest and Gulfstream represent the nation’s premier interstate pipeline system

Natural Gas Gathering and Processing: Large-scale positions in growing natural gas supply areas in major shale and unconventional producing areas

NGL and Petrochemical Services: Unique downstream presence on Gulf Coast and in western Canada provides

Commercial differentiated long-term growth

and Combines the stability and growth of Access Midstream Partners’ current contract portfolio with

Operational Williams Partners’ significant long-term growth opportunities and development expertise

Opportunity to further enhance and streamline operations, business-development, commercial and support capabilities

Aligns WPZ and ACMP unitholders

Expected to increase efficiency in capital allocation to growth opportunities

1Assumes merger is completed before record date of related cash distributions and subject to board approval.

Cash distribution coverage ratio and adjusted EBITDA are non-GAAP measures. Reconciliations to the most relevant measures included in GAAP are provided in this presentation.

8 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Significant valuation re-rating opportunity still ahead

2014-2016 DISTRIBUTION CAGR

Current Yield

10.0% Median large-cap, diversified coverage ratio is 1.1x

Merged MLP expected to be at or above 1.1x through 2017

8.0%

WPZ Implied ACMP/WPZ at 3.6%

EEP yield ~$94

6.0% ETP(based on 85 cent distribution for 1Q’15)

OKS

PAA

SEP ACMP2

4.0% EPD

2.0%

Pro Forma ACMP / WPZ

0.0% ‘14’16

0.0% 5.0% 10.0% 15.0% Distribution CAGR

Source: Company filings and FactSet as of 10/27/2014

Notes: 1. Based on Wall Street research consensus as of 10/20/2014; 2. ACMP is not included in the regression line; 3. Peer group includes large cap diversified midstream MLPs

9 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams well positioned to participate in once-in-a-generation industry supercycle

WMB now one of the largest publicly traded GP holding companies with control of both WPZ and ACMP

ACMP/WPZ merger will create leading natural gas MLP

Right long-term strategy at the right time

Ideally positioned assets, sustainable competitive positions

Hard-wired focus on safe, reliable operations and project execution

Nearly $30 billion of potential growthdisciplined capital allocation

Strong leadership in place to capture the value opportunity

All the right ingredients to deliver sustained value growth

10 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Forward Looking Statements and Non-GAAP Reconciliations

Important information

In connection with the proposed merger of ACMP and WPZ, ACMP will file with the SEC a Registration Statement on Form S-4 that will include a consent statement of WPZ that will also constitute a prospectus of ACMP. WPZ will mail the consent statement/prospectus to the holders of WPZ units. Investors are urged to read the consent statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available, because they will contain important information. The consent statement/prospectus and other documents that will be filed by ACMP and WPZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made either to Access Midstream Partners L.P., 525 Central Park Drive, Oklahoma City, Oklahoma 73105, Attention: Investor Relations, or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

ACMP, WPZ and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about ACMP’s directors and executive officers is available in ACMP’s annual report on Form 10-K for the fiscal year ended December 31, 2014, as amended, initially filed with the SEC on February 21, 2014.

Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction. Investors should read the consent statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WPZ or ACMP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

12 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Forward Looking Statements

The reports, filings, and other public announcements of The Williams Companies, Inc. (Williams) and Williams Partners L.P. (WPZ) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

The levels of dividends to Williams stockholders;

Expected levels of cash distributions by Access Midstream Partners, L.P. (“ACMP”) and WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests;

The closing, expected timing and benefits of the proposed merger of ACMP and WPZ;

The expected timing of the drop-down of Williams’ remaining NGL & Petchem Services assets and projects;

Amounts and nature of future capital expenditures;

Expansion and growth of our business and operations;

Financial condition and liquidity;

Business strategy;

Cash flow from operations or results of operations;

Seasonality of certain business components;

Natural gas, natural gas liquids, and olefins prices, supply, and demand;

Demand for our service.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

Whether Williams is able to pay current and expected levels of dividends;

Availability of supplies, market demand, and volatility of commodity prices;

13 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Forward Looking Statements (cont’d)

Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

The strength and financial resources of our competitors and the effects of competition;

Whether we are able to successfully identify, evaluate and execute investment opportunities;

Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses as well as successfully expand our facilities;

Development of alternative energy sources;

The impact of operational and developmental hazards and unforeseen interruptions;

The ability to restart the Geismar plant and recover expected insurance proceeds;

Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

Changes in maintenance and construction costs;

Changes in the current geopolitical situation;

Exposure to the credit risk of our customers and counterparties;

ACMP’s dependence on a limited number of customers and vendors;

Risks related to financing, including restrictions stemming from debt agreements, future changes in Williams credit ratings as well as the credit ratings of ACMP, WPZ or the merged partnership as determined by nationally-recognized credit rating agencies and the availability and cost of capital;

The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

Risks associated with weather and natural phenomena, including climate conditions;

Acts of terrorism, including cybersecurity threats and related disruptions; and

Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K filed with the SEC on Feb. 26, 2014, and each of our quarterly reports on Form 10-Q available from our offices or from our websites at www.williams.com and www.williamslp.com.

14 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this presentation may constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” foresee,” “should,”

“would,” “could,” or similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below: dependence on Chesapeake Energy Corporation, Total E&P USA, Inc., Mitsui & Co., Anadarko Petroleum Corporation and Statoil for a majority of our revenues; the impact on our growth strategy and ability to increase cash distributions if producers do not increase the volume of natural gas they provide to our gathering systems; oil and natural gas realized prices; the termination of our gas gathering agreements; the availability, terms and effects of acquisitions; our potential inability to maintain existing distribution amounts or pay the minimum quarterly distribution to our unitholders; the limitations that our level of indebtedness may have on our financial flexibility; our ability to obtain new sources of natural gas, which is dependent on factors largely beyond our control; the availability of capital resources to fund capital expenditures and other contractual obligations, and our ability to access those resources through the debt or equity capital markets; competitive conditions; the unavailability of third-party pipelines interconnected to our gathering systems or the potential that the volumes we gather do not meet the quality requirement of such pipelines; new asset construction may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks; our exposure to direct commodity price risk may increase in the future; our ability to maintain and/or obtain rights to operate our assets on land owned by third parties; hazards and operational risks that may not be fully covered by insurance; our dependence on Exterran Partners, L.P. for a significant portion of our compression capacity; our lack of industry diversification; and legislative or regulatory changes, including changes in environmental regulations, environmental risks, regulations by FERC and liability under federal and state environmental laws and regulations.

Other factors that could cause our actual results to differ from our projected results are described in our 2013 Form 10-K and our other SEC filings. Individuals are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Williams, Williams Partners and Access Midstream Partners Third Quarter 2014 15 Earnings | 10/30/14

WMB Non-GAAP Disclaimer

This presentation includes certain financial measuresadjusted segment profit, adjusted segment profit + DD&A, adjusted income from continuing operations (“earnings”) and adjusted earnings per sharethat are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission. Adjusted segment profit, adjusted earnings and adjusted earnings per share measures exclude items of income or loss that the company characterizes as unrepresentative of its ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Management believes these measures provide investors meaningful insight into the company’s results from ongoing operations.

This presentation is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are widely accepted financial indicators used by investors to compare a company’s performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the company and aid investor understanding. Neither adjusted segment profit, adjusted segment profit + DD&A, adjusted earnings nor adjusted earnings per share measures are intended to represent an alternative to segment profit, net income or earnings per share. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

16 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

WMB Non-GAAP Reconciliations
We make energy happen.®

WMB non-GAAP reconciliation schedule

(Dollars in millions, except per-share amounts)	2013 *1st Qtr*	2013 *2nd Qtr*	2013 *3rd Qtr*	2013 *4th Qtr*	2013 *Year*	2014 *1st Qtr*	2014 *2nd Qtr*	2014 *3rd Qtr*	2014 *Year*
Income (loss) from continuing operations attributable to The Williams Companies, Inc. available to common stockholders	$ 162	$ 149	$ 143	$ (13)	$ 441	$ 140	$ 99	$ 1,678	$ 1,917
Income (loss) from continuing operations - diluted earnings per common share	$ .23	$ .22	$ .20	$ (.02)	$ .64	$ .20	$ .14	$ 2.22	$ 2.68
Adjustments:									
Williams Partners									
Net loss (recovery) related to Eminence storage facility leak	$ —	$ (5)	$ 5	$ (2)	$ (2)	$ —	$ —	$ —	$ —
Share of impairments at equity method investee	—	—	—	7	7	—	—	—	—
Contingency loss (gain)	(6)	—	9	16	19	—	—	—	—
Loss related to Geismar Incident	—	6	4	4	14	—	—	5	5
Geismar Incident adjustment for insurance and timing	—	—	(35)	118	83	54	96	—	150
Loss related to compressor station fire	—	—	—	—	—	6	—	—	6
Impairment of certain equipment held for sale	—	—	—	—	—	—	17	—	17
Loss related to Opal incident	—	—	—	—	—	—	6	—	6
Net gain related to partial acreage dedication release	—	—	—	—	—	—	—	(12)	(12)
Total Williams Partners adjustments	(6)	1	(17)	143	121	60	119	(7)	172
Access Midstream Partners									
Equity-method investment in ACMP remeasurement gain	—	—	—	—	—	—	—	(2,522)	(2,522)
WMB impact of ACMP transaction-related compensation expenses	—	—	—	—	—	—	—	24	24
Gain associated with ACMP equity issuance	—	(26)	—	(5)	(31)	—	(4)	(1)	(5)
Acquisition-related expenses	—	—	—	—	—	—	2	13	15
Transition costs	—	—	—	—	—	—	—	8	8
Total Access Midstream Partners adjustments	—	(26)	—	(5)	(31)	—	(2)	(2,478)	(2,480)
Williams NGL & Petchem Services									
Write-off of abandoned project	—	—	—	20	20	—	—	—	—
Bluegrass Pipeline project development costs - (100% consolidated)	—	—	—	—	—	19	—	—	19
Bluegrass Pipeline and Moss Lake project development costs (50% equity investment losses)	—	—	—	—	—	6	1	—	7
Equity investment losses related to Bluegrass Pipeline and Moss Lake write-offs	—	—	—	—	—	70	—	—	70
Total Williams NGL & Petchem Services adjustments	—	—	—	20	20	95	1	—	96
Adjustments included in segment profit (loss)	(6)	(25)	(17)	158	110	155	118	(2,485)	(2,212)

17 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WMB Non-GAAP Reconciliations

We make energy happen.®

WMB non-GAAP reconciliation schedule cont'd

	2013					2014			
(Dollars in millions, except per-share amounts)	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*Year*	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*Year*
Adjustments below segment profit (loss)									
Reorganization-related costs	2	—	—	—	2	—	—	—	—
Transition-related costs	—	—	—	—	—	—	—	6	6
Acquisition-related financing expenses - Access Midstream Partners	—	—	—	—	—	—	9	—	9
Interest income on receivable from sale of Venezuela assets - Other	(13)	(13)	(11)	(13)	(50)	(13)	(14)	(14)	(41)
Allocation of adjustments to noncontrolling interests	5	4	9	(46)	(28)	(25)	(36)	3	(58)
	(6)	(9)	(2)	(59)	(76)	(38)	(41)	(5)	(84)
Total adjustments	(12)	(34)	(19)	99	34	117	77	(2,490)	(2,296)
Less tax effect for above items	1	10	4	(39)	(24)	(47)	(32)	925	846
Adjustments for tax-related items [1]	1	4	2	101	108	(20)	14	(3)	(9)
Adjusted income from continuing operations available to common stockholders	$ 152	$ 129	$ 130	$ 148	$ 559	$ 190	$ 158	$ 110	$ 458
Adjusted diluted earnings per common share [2]	$ .22	$ .19	$ .19	$ .22	$ .81	$ .28	$ .23	$ .15	$ .64
Weighted-average shares - diluted (thousands)	687,143	686,924	687,306	687,712	687,185	688,904	700,696	752,064	714,119

[1] The fourth quarter of 2013 includes a favorable adjustment to reflect taxes on undistributed earnings of certain foreign operations that are no longer considered permanently reinvested. The first quarter of 2014 includes an unfavorable adjustment related to completing the dropdown of certain Canadian operations to Williams Partners. The second quarter of 2014 includes a favorable adjustment to reflect taxes on undistributed earnings of certain foreign operations that are no longer considered permanently reinvested.

[2] Interest expense, net of tax, associated with our convertible debentures has been added back to adjusted income from continuing operations available to common stockholders to calculate *adjusted diluted earnings per common share.*

Note: The sum of earnings per share for the quarters may not equal the total earnings per share for the year due to changes in the weighted-average number of common shares outstanding.

18 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

WMB Non-GAAP Reconciliations

We make energy happen.®

Non-GAAP reconciliation schedule– adjusted segment profit (loss) and adjusted segment profit +DD&A

(Dollars in millions)	2013 1st Qtr	2013 2nd Qtr	2013 3rd Qtr	2013 4th Qtr	2013 Year	2014 1st Qtr	2014 2nd Qtr	2014 3rd Qtr	2014 Year
Segment profit (loss):									
Williams Partners	$ 494	$ 427	$ 411	$ 345	$ 1,677	$ 503	$ 393	$ 373	$ 1,269
Access Midstream Partners	—	29	6	26	61	6	9	2,563	2,578
Williams NGL & Petchem Services	(2)	(1)	(4)	(25)	(32)	(100)	(8)	(3)	(111)
Other	(5)	1	(1)	—	(5)	3	1	1	5
Total segment profit (loss)	**$ 487**	**$ 456**	**$ 412**	**$ 346**	**$ 1,701**	**$ 412**	**$ 395**	**$ 2,934**	**$ 3,741**
Segment adjustments:									
Williams Partners	$ (6)	$ 1	$ (17)	$ 143	$ 121	$ 60	$ 119	$ (7)	$ 172
Access Midstream Partners	—	(26)	—	(5)	(31)	—	(2)	(2,478)	(2,480)
Williams NGL & Petchem Services	—	—	—	20	20	95	1	—	96
Other	—	—	—	—	—	—	—	—	—
Total segment adjustments	**$ (6)**	**$ (25)**	**$ (17)**	**$ 158**	**$ 110**	**$ 155**	**$ 118**	**$ (2,485)**	**$ (2,212)**
Adjusted segment profit (loss):									
Williams Partners	$ 488	$ 428	$ 394	$ 488	$ 1,798	$ 563	$ 512	$ 366	$ 1,441
Access Midstream Partners	—	3	6	21	30	6	7	85	98
Williams NGL & Petchem Services	(2)	(1)	(4)	(5)	(12)	(5)	(7)	(3)	(15)
Other	(5)	1	(1)	—	(5)	3	1	1	5
Total adjusted segment profit (loss)	**$ 481**	**$ 431**	**$ 395**	**$ 504**	**$ 1,811**	**$ 567**	**$ 513**	**$ 449**	**$ 1,529**

19 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

WMB Non-GAAP Reconciliations

We make energy happen.®

Non-GAAP reconciliation schedule– adjusted segment profit (loss) and adjusted segment profit +DD&A

	2013					2014			
(Dollars in millions)	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*Year*	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*Year*
Depreciation and amortization (DD&A):									
Williams Partners	$ 196	$ 191	$ 201	$ 203	$ 791	$ 208	$ 207	$ 209	$ 624
Access Midstream Partners*	17	15	16	15	63	15	15	175	205
Williams NGL & Petchem Services	—	—	—	—	—	—	1	(1)	—
Other	5	7	6	6	24	6	6	6	18
Total depreciation and amortization	**$ 218**	**$ 213**	**$ 223**	**$ 224**	**$ 878**	**$ 229**	**$ 229**	**$ 389**	**$ 847**
Adjusted segment profit (loss) + DD&A:									
Williams Partners	$ 684	$ 619	$ 595	$ 691	$ 2,589	$ 771	$ 719	$ 575	$ 2,065
Access Midstream Partners	17	18	22	36	93	21	22	260	303
Williams NGL & Petchem Services	(2)	(1)	(4)	(5)	(12)	(5)	(6)	(4)	(15)
Other	—	8	5	6	19	9	7	7	23
Total adjusted segment profit (loss) + DD&A	**$ 699**	**$ 644**	**$ 618**	**$ 728**	**$ 2,689**	**$ 796**	**$ 742**	**$ 838**	**$ 2,376**

* DD&A adjustment for Access Midstream Partners reflects the amortization of the basis difference between Williams' investments and its proportional share of the underlying net assets.

Note: Segment profit (loss) includes equity earnings (losses) and income (loss) from investments reported in other investing income (loss) - net in the Consolidated Statement of Income. Equity earnings (losses) results from investments accounted for under the equity method. Income (loss) from investments results from the management of certain equity investments.

20 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

WMB Non-GAAP Reconciliations We make energy happen.®

WMB schedule of expected adjustments

(dollars in millions)

Segment Profit Adjustments:	**2014**	**2015**
Williams Partners (WPZ)		
Loss related to compressor station fire	$6	-
Impairment of certain equipment held for sale	17	-
Net gain related to partial acreage dedication release	(12)	-
Loss related to Opal incident	6	-
Loss related to Geismar incident	5	-
Geismar incident adjustment for insurance and timing	(115)	-
Other	-	(136)
Total Williams Partners adjustments	(93)	(136)
Williams NGL & Petchem Services		
Bluegrass Pipeline project development costs (100% consolidated)	19	-
Bluegrass Pipeline and Moss Lake project development costs (50% equity investment losses)	7	-
Equity investment losses related to Bluegrass Pipeline and Moss Lake write-offs	70	-
Total Williams NGL & Petchem Services adjustments	96	-
Access Midstream Partners		
Equity method investment in ACMP remeasurement gain	(2,522)	-
WMB impact of ACMP transaction-related compensation expenses	24	-
Gain associated with ACMP equity issuance	(5)	-
Acquisition-related expenses	15	-
Transition costs	8	-
Total Access Midstream Partners adjustments	(2,480)	-
Adjustments included in segment profit (loss)	**($2,477)**	**($136)**

21 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WPZ Non-GAAP Reconciliations

WPZ Non-GAAP Disclaimer

This presentation includes certain financial measures, adjusted segment profit, adjusted segment profit + DD&A, distributable cash flow, and cash distribution coverage ratio that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission.

For Williams Partners L.P., adjusted segment profit excludes items of income or loss that we characterize as unrepresentative of our ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Adjusted segment profit + DD&A is further adjusted to add back depreciation and amortization expense. Management believes these measures provide investors meaningful insight into Williams Partners L.P.‘s results from ongoing operations.

For Williams Partners L.P. we define distributable cash flow as net income plus depreciation and amortization and cash distributions from our equity investments less our earnings from equity investments, income attributable to noncontrolling interests and maintenance capital expenditures. We also adjust for reimbursements under omnibus agreements with Williams and certain other adjustments. Total distributable cash flow is reduced by any amounts associated with operations which occurred prior to our ownership of the underlying assets to arrive at distributable cash flow attributable to partnership operations.

For Williams Partners L.P. we also calculate the ratio of distributable cash flow attributable to partnership operations to the total cash distributed (cash distribution coverage ratio). This measure reflects the amount of distributable cash flow relative to our cash distribution. We have also provided this ratio calculated using the most directly comparable GAAP measure, net income.

This presentation is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the Partnership’s assets and the cash that the business is generating. Neither adjusted segment profit, adjusted segment profit + DD&A, nor distributable cash flow are intended to represent cash flows for the period, nor are they presented as an alternative to net income or cash flow from operations. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

22 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14 © 2014 The Williams Companies, Inc. All rights reserved.

WPZ Non-GAAP Reconciliations

We make energy happen.®

Reconciliation of non-GAAP distributable cash flow to GAAP net income

(Dollars in millions, except coverage ratios)	2013 1st Qtr	2013 2nd Qtr	2013 3rd Qtr	2013 4th Qtr	2013 Year	2014 1st Qtr	2014 2nd Qtr	2014 3rd Qtr	2014 Year
Williams Partners L.P.									
Reconciliation of Non-GAAP "Distributable cash flow" to GAAP "Net income"									
Net income	$ 344	$ 272	$ 285	$ 218	$ 1,119	$ 352	$ 234	$ 218	$ 804
Income attributable to noncontrolling interests	—	—	—	(3)	(3)	—	(2)	(1)	(3)
Depreciation and amortization	196	191	201	203	791	208	207	209	624
Non-cash amortization of debt issuance costs included in interest expense	3	4	4	3	14	4	3	4	11
Equity earnings from investments	(18)	(35)	(31)	(20)	(104)	(23)	(32)	(36)	(91)
Allocated reorganization-related costs	2	—	—	—	2	—	—	—	—
Impairment of certain equipment held for sale	—	—	—	—	—	—	17	—	17
Loss related to Geismar Incident	—	6	4	4	14	—	—	5	5
Geismar Incident adjustment for insurance and timing	—	—	(35)	118	83	54	96	—	150
Contingency loss	—	—	9	16	25	—	—	—	—
Reimbursements from Williams under omnibus agreements	4	4	2	3	13	3	4	1	8
Loss related to Opal incident	—	—	—	—	—	—	6	—	6
Plymouth incident adjustment	—	—	—	—	—	—	3	3	6
Canadian income tax	—	—	—	—	—	—	4	8	12
Income related to partial acreage dedication release	—	—	—	—	—	—	—	(12)	(12)
Maintenance capital expenditures	(44)	(76)	(79)	(59)	(258)	(36)	(90)	(103)	(229)
Distributable cash flow excluding equity investments	487	366	360	483	1,696	562	450	296	1,308
Plus: Equity investments cash distributions to Williams Partners L.P.	38	41	34	41	154	43	54	71	168
Distributable cash flow	525	407	394	524	1,850	605	504	367	1,476
Less: Pre-partnership distributable cash flow	28	20	16	15	79	23	—	—	23
Distributable cash flow attributable to partnership operations	$ 497	$ 387	$ 378	$ 509	$ 1,771	$ 582	$ 504	$ 367	$ 1,453
Total cash distributed	$ 473	$ 489	$ 442	$ 556	$ 1,960	$ 566	$ 577	$ 587	$ 1,730
Coverage ratios:									
Distributable cash flow attributable to partnership operations divided by Total cash distributed	1.05	0.79	0.86	0.92	0.90	1.03	0.87	0.63	0.84
Net income divided by Total cash distributed	0.73	0.56	0.64	0.39	0.57	0.62	0.41	0.37	0.46

23 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

WPZ Non-GAAP Reconciliations

We make energy happen.®

Adjusted segment profit reconciliation and adjusted segment profit + DD&A

(Dollars in millions)	2013 *1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*Year*	2014 *1st Qtr*	*2nd Qtr*	*3rd Qtr*	*Year*
Segment profit (loss):									
Northeast G&P	$ (9)	$ 12	$ (1)	$ (26)	$ (24)	$ 6	$ 15	$ 35	$ 56
Atlantic-Gulf	159	152	137	166	614	165	168	162	495
West	186	162	207	186	741	165	152	175	492
NGL & Petchem Services	158	101	68	19	346	167	58	1	226
Total segment profit (loss)	**$ 494**	**$ 427**	**$ 411**	**$ 345**	**$ 1,677**	**$ 503**	**$ 393**	**$ 373**	**$ 1,269**
Segment adjustments:									
Northeast G&P									
Share of impairments at equity method investee	$ —	$ —	$ —	$ 7	$ 7	$ —	$ —	—	$ —
Contingency loss	—	—	9	16	25	—	—	—	—
Loss related to compressor station fire	—	—	—	—	—	6	—	—	6
Net gain related to partial acreage dedication release	—	—	—	—	—	—	—	(12)	(12)
Impairment of certain equipment held for sale	—	—	—	—	—	—	17	—	17
Total Northeast G&P adjustments	—	—	9	23	32	6	17	(12)	11
Atlantic-Gulf									
Litigation settlement gain	(6)	—	—	—	(6)	—	—	—	—
Net loss (recovery) related to Eminence storage facility leak	—	(5)	5	(2)	(2)	—	—	—	—
Total Atlantic-Gulf adjustments	(6)	(5)	5	(2)	(8)	—	—	—	—
West									
Loss related to Opal incident	—	—	—	—	—	—	6	—	6
Total West adjustments	—	—	—	—	—	—	6	—	6
NGL & Petchem Services									
Loss related to Geismar Incident	—	6	4	4	14	—	—	5	5
Geismar Incident adjustment for insurance and timing	—	—	(35)	118	83	54	96	—	150
Total NGL & Petchem Services adjustments	—	6	(31)	122	97	54	96	5	155
Total segment adjustments	**$ (6)**	**$ 1**	**$ (17)**	**$ 143**	**$ 121**	**$ 60**	**$ 119**	**$ (7)**	**$ 172**

24 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

WPZ Non-GAAP Reconciliations We make energy happen.®

Adjusted segment profit reconciliation and adjusted segment profit + DD&A cont'd

	2013					2014			
(Dollars in millions)	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*4th Qtr*	*Year*	*1st Qtr*	*2nd Qtr*	*3rd Qtr*	*Year*
Adjusted segment profit (loss):									
Northeast G&P	$ (9)	$ 12	$ 8	$ (3)	$ 8	$ 12	$ 32	$ 23	$ 67
Atlantic-Gulf	153	147	142	164	606	165	168	162	495
West	186	162	207	186	741	165	158	175	498
NGL & Petchem Services	158	107	37	141	443	221	154	6	381
Total adjusted segment profit (loss)	**$ 488**	**$ 428**	**$ 394**	**$ 488**	**$ 1,798**	**$ 563**	**$ 512**	**$ 366**	**$ 1,441**
Depreciation and amortization (DD&A):									
Northeast G&P	$ 29	$ 32	$ 33	$ 38	$ 132	$ 39	$ 40	41	$ 120
Atlantic-Gulf	93	87	92	91	363	94	91	91	276
West	61	58	58	59	236	58	60	60	178
NGL & Petchem Services	13	14	18	15	60	17	16	17	50
Total depreciation and amortization	**$ 196**	**$ 191**	**$ 201**	**$ 203**	**$ 791**	**$ 208**	**$ 207**	**$ 209**	**$ 624**
Adjusted segment profit (loss) + DD&A:									
Northeast G&P	$ 20	$ 44	$ 41	$ 35	$ 140	$ 51	$ 72	64	$ 187
Atlantic-Gulf	246	234	234	255	969	259	259	253	771
West	247	220	265	245	977	223	218	235	676
NGL & Petchem Services	171	121	55	156	503	238	170	23	431
Total adjusted segment profit (loss) + DD&A	**$ 684**	**$ 619**	**$ 595**	**$ 691**	**$ 2,589**	**$ 771**	**$ 719**	**$ 575**	**$ 2,065**

Note: Segment profit (loss) includes equity earnings (losses) and income (loss) from investments reported in other income (expense) - net below operating income in the Consolidated Statement of Comprehensive Income. Equity earnings (losses) result from investments accounted for under the equity method. Income (loss) from investments results from the management of certain equity investments.

25 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WPZ Non-GAAP Reconciliations
We make energy happen.®

Segment profit guidance – reported to adjusted

Dollars in millions	2014 Guidance			2015 Guidance			2016 Guidance		
	Low	Midpoint	High	Low	Midpoint	High	Low	Midpoint	High
Reported segment profit:									
Northeast G&P		$184			$491				
Atlantic - Gulf		630			965				
West		614			595				
NGL & Petchem Services		1,010			915				
Unallocated Revisions		(335) *			-				
Total reported segment profit	1,953	2,103	2,253	2,746	2,966	3,186	2,925	3,225	3,525
Adjustments:									
Loss related to compressor station fire	6	6	6	-	-				
Impairment of certain equipment held for sale	17	17	17	-	-	-	-	-	-
Net gain related to partial acreage dedication release	(12)	(12)	(12)	-	-	-	-	-	-
Other	-	-	-	(136)	(136)	(136)	-	-	-
Total adjustments - Northeast G&P	11	11	11	(136)	(136)	(136)	-	-	-
Total adjustments - Atlantic - Gulf	-	-	-	-	-	-	-	-	-
Loss related to Opal incident	6	6	6	-	-	-	-	-	-
Total adjustments - West	6	6	6	-	-	-	-	-	-
Geismar incident adjustment for insurance and timing	(115)	(115)	(115)	-	-	-	-	-	-
Loss related to Geismar incident	5	5	5	-	-	-	-	-	-
Total adjustments - NGL & Petchem Services	(110)	(110)	(110)	-	-	-	-	-	-
Total segment profit adjustments	(93)	(93)	(93)	(136)	(136)	(136)	-	-	-
Adjusted segment profit:									
Northeast G&P		195			355				
Atlantic - Gulf		630			965				
West		620			595				
NGL & Petchem Services		900			915				
Unallocated Revisions		(335) *			-				
Total adjusted segment profit	$1,860	$2,010	$2,160	$2,610	$2,830	$3,050	$2,925	$3,225	$3,525

Guidance does not reflect impact of WPZ/AMCP merger agreement as announced on 10/26/14.

Notes: * Unallocated revisions of $195 (low/mid/high) as previously announced in ACMP acquisition press release on 6/15/14 and $190 low / $140 mid / $90 high as announced in WPZ press release on 7/30/14.

26 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WPZ Non-GAAP Reconciliations

WPZ adjusted segment profit + DD&A

Dollars in millions 2014 Guidance 2015 Guidance 2016 Guidance

Low Midpoint High Low Midpoint High Low Midpoint High

Adjusted segment profit:

Northeast G&P $195 $355

Atlantic—Gulf 630 965

West 620 595

NGL & Petchem Services 900 915

Unallocated Revisions(335) * -

Total adjusted segment profit 1,860 $2,010 2,160 2,610 2,830 3,050 2,925 3,225 3,525

Depreciation, Depletion and Amortiz. (DD&A):

Northeast G&P 170 210

Atlantic—Gulf 430 495

West 235 235

NGL & Petchem Services 75 95

Total DD&A 885 910 935 1,010 1,035 1,060 1,105 1,130 1,155

Adjusted segment profit + DD&A:

Northeast G&P 365 565

Atlantic—Gulf 1,060 1,460

West 855 830

NGL & Petchem Services 975 1,010

Unallocated Revisions(335) * -

Total adjusted segment profit + DD&A $2,745 $2,920 $*3,095 $3,620 $3,865 $4,110 $4,030 $4,355 $4,680

Guidance does not reflect impact of WPZ/AMCP merger agreement as announced on 10/26/14.

Notes: * Unallocated revisions of $195 (low/mid/high) as previously announced in ACMP acquisition press release on 6/15/14 and $190 low / $140 mid / $90 high as announced in WPZ press release on 7/30/14.

27 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14 © 2014 The Williams Companies, Inc. All rights reserved.

WPZ Non-GAAP Reconciliations

We make energy happen.®

Distributable cash flow (DCF) and DCF per common unit

Dollars in millions	2013	2014 Guidance			2015 Guidance			2016 Guidance		
	Actual	Low	Midpoint	High	Low	Midpoint	High	Low	Midpoint	High
Net Income (After Tax)	1,119	$1,406	1,566	$1,726	$1,850	$2,035	$2,220	$2,000	$2,290	$2,580
D D & A	791	885	910	935	1,010	1,035	1,060	1,105	1,130	1,155
Maintenance Capex	(258)	(305)	(340)	(375)	(295)	(325)	(355)	(300)	(330)	(360)
Attributable to Noncontrolling Interests	(3)	(30)	(35)	(40)	(100)	(105)	(110)	(130)	(135)	(140)
Geismar incident adjustment for insurance and timing	97	(115)	(115)	(115)	-	-	-	-	-	-
Other / Rounding	104	(18)	(13)	(8)	140	145	150	125	130	135
Distributable Cash Flow	1,850	1,823	1,973	2,123	2,605	2,785	2,965	2,800	3,085	3,370
Less: Pre-Partnership Distributable Cash Flow	79	23	23	23	-	-	-	-	-	-
Distributable Cash Flow Attributable to Partnership Operations	$1,771	$1,800	$1,950	$2,100	$2,605	$2,785	$2,965	$2,800	$3,085	$3,370
Cash Distributions [1]	$1,960	$2,340	$2,370	$2,400	$2,632	$2,714	$2,796	$2,868	$2,950	$3,032
Cash Distribution Coverage Ratio	0.90x	0.77x	0.82x	0.88x	0.99x	1.03x	1.06x	0.98x	1.05x	1.11x
Net Income / Cash Distributions	0.57x	0.60x	0.66x	0.72x	0.70x	0.75x	0.79x	0.70x	0.78x	0.85x
Distributable Cash Flow (DCF) Attributable to Partnership Operations	$1,771	$1,800	$1,950	$2,100	$2,605	$2,785	$2,965	$2,800	$3,085	$3,370
Allocation to General Partner	472	717	735	752	873	916	958	972	1,024	1,075
Allocation to Common Units	1,299	1,083	1,216	1,348	1,732	1,870	2,007	1,828	2,062	2,295
Weighted Average Common Units Outstanding (millions)	420.9	450.2	450.2	450.1	460.3	460.1	459.9	481.2	473.2	465.3
DCF Attributable to Partnership Operations Per Common Unit	$3.09	$2.41	$2.70	$2.99	$3.76	$4.06	$4.36	$3.80	$4.36	$4.93

Guidance does not reflect impact of WPZ/AMCP merger agreement as announced on 10/26/14.

Note: Net Income presented above is on an after tax basis but was presented on a pretax basis in prior guidance. [1] Distributions reflect per-unit increases of 5% - 7% annually in 2014 and 2015, and 3%-6% in 2016.

28 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

Non-GAAP Disclaimer

This presentation includes combined adjusted EBITDA for Williams Partners and Access Midstream Partners for 2015 and cash distribution coverage ratio, which are non-GAAP financial measures as defined under the rules of the SEC.

For Williams Partners L.P. we define adjusted EBITDA as net income (loss) attributable to partnership before income tax expense, net interest expense, depreciation and amortization expense, equity earnings from investments and allowance for equity funds used during construction, adjusted for equity investments cash distributions to partnership and certain other items management believes affect the comparability of operating results.

Access Midstream Partners defines adjusted EBITDA as net income (loss) before income tax expense, interest expense, depreciation and amortization expense and certain other items management believes affect the comparability of operating results.

For Williams Partners L.P. we also calculate the ratio of distributable cash flow to the total cash distributed (cash distribution coverage ratio). This measure reflects the amount of distributable cash flow relative to our cash distribution. We define distributable cash flow as net income plus depreciation and amortization and cash distributions from our equity investments less our earnings from our equity investments, income attributable to noncontrolling interests and maintenance capital expenditures. We also adjust for payments and/or reimbursements under omnibus agreements with Williams and certain other items.

This presentation is accompanied by a reconciliation of adjusted EBITDA to its nearest GAAP financial measure. Management uses this financial measure because it is an accepted financial indicator used by investors to compare company performance. In addition, management believes that this measure provides investors an enhanced perspective of the operating performance of the partnership’s assets and the cash that the business is generating. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to net income or cash flow from operations. It should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles

29 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14 © 2014 The Williams Companies, Inc. All rights reserved.

Net Income After Tax Reconciliation to 2015

Adjusted EBITDA

Williams Access

Partners Midstream Combined*

Low High Low High Low High

Net income after tax attributable to partnership $1,755 $2,105 $ 470 $ 645

Net interest expense 645 665 225 175

Income tax expense 45 55 5 5

Equity earnings from investments(310)(340) —

Equity investments cash distributions to partnership 360 400 —

Depreciation & amortization (DD&A) 1,010 1,060 550 525

Equity allowance for funds used during construction(90)(100) —

Adjusted EBITDA attributable to partnership $3,415 $3,845 $ 1,250 $1,350 $4,665 $ 5,195

30 WMB, WPZ, ACMP Third-Quarter 2014 Earnings | 10/30/14 © 2014 The Williams Companies, Inc. All rights reserved.